Exhibit 99.1

Nuvei announces renewal of normal course issuer bid

NCIB enables purchase for cancellation of up to 5,556,604 subordinate voting shares, representing a fair market value of approximately U.S.$ 228.3 million *.

MONTREAL, March 20, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, announces today that the board of directors of the Company has authorized, and the Toronto Stock Exchange (the “TSX”) has approved, the renewal of its normal course issuer bid (the “NCIB”) for the twelve-month period commencing on March 22, 2023 and ending no later than March 21, 2024.

Pursuant to the NCIB, Nuvei may purchase for cancellation up to 5,556,604 subordinate voting shares of Nuvei, representing approximately 10% of its “public float” (as defined in the TSX Company Manual) as at March 8, 2023, or an aggregate fair market value of approximately U.S.$ 228.3 million based on the closing trading price of the subordinate voting shares on the NASDAQ Global Select Market (the “Nasdaq”) on March 17, 2023. As at March 8, 2023, Nuvei had 63,595,611 issued and outstanding subordinate voting shares, including a public float of 55,566,045 subordinate voting shares.

Subject to any required regulatory approvals, the NCIB will be conducted through the facilities of the TSX and the Nasdaq or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price at the time of purchase.

Purchases under the NCIB may be made by means of open market transactions, including through an automatic share purchase plan, privately negotiated transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares other than through open market purchases, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order.

Furthermore, under the NCIB, Nuvei may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules and applicable securities laws. Under TSX rules, block purchases may not be made, directly or indirectly, from any insider of the Company. Nuvei will otherwise be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 75,606 subordinate voting shares representing 25% of the average daily trading volume, as calculated per the TSX rules for the prior six months (being 302,426 subordinate voting shares on the TSX).

* Based on the closing trading price of the subordinate voting shares on the Nasdaq on March 17, 2023.

In connection with the NCIB, Nuvei also entered into an automatic share purchase plan (the “ASPP”) with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Nuvei would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, Nuvei may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such parameters, without further instructions by Nuvei, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and is being implemented concurrently with the initiation of the NCIB.

Nuvei believes that the purchase of its subordinate voting shares under the NCIB is a desirable use of available excess cash as well as an appropriate investment by it since, in its view, market prices from time to time may not reflect the underlying value of Nuvei’s business. Actions in connection with the NCIB will be subject to various factors, including Nuvei’s capital and liquidity positions, accounting and regulatory considerations, Nuvei’s financial and operational performance, alternative uses of capital, the trading price of Nuvei’s subordinate voting shares and general market conditions. The NCIB does not obligate Nuvei to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time.

Nuvei previously maintained a NCIB for the 12-month period beginning on March 10, 2022 and ended March 9, 2023, under which Nuvei was authorized to purchase up to 6,617,416 subordinate voting shares, or 10% of its public float as at February 28, 2022. During the term of such NCIB, Nuvei repurchased 3,660,743 of its subordinate voting shares at a weighted average purchase price per subordinate voting share of U.S.$45.51 through the facilities of the TSX and the Nasdaq.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 600 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Cautionary Note regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including statements regarding the NCIB and the ASPP, and the intended purchase for cancellation of subordinate voting shares of the Company thereunder. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management's beliefs and assumptions and on information currently available to management. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2023. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:

Public Relations

alex.hammond@nuvei.com

Investor Relations

IR@nuvei.com